Exhibit 99.2

PRESS RELEASE

BiondVax Establishes Capability for the Manufacture of Clinical Grade Universal Flu Vaccine for

Phase III Clinical Trials

Selects Cytovance Biologics Inc. for the production of clinical batches of M-001

Nes Ziona, Israel – October 1, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) announced today that it has entered into a Development and Manufacturing Agreement for the production of clinical batches of its universal flu vaccine, M-001, with Cytovance Biologics Inc., a Contract Manufacturing Organization (CMO), based in Oklahoma, USA.

Under the terms of the Agreement, Cytovance Biologics will scale up and optimize the small-scale cGMP manufacturing process of M-001, previously developed by BiondVax for its phase I and phase II clinical trials. The current production process developed at BiondVax has passed an audit by a European Qualifying Person (QP). The technology transfer will start immediately, with the initial clinical batches expected to be manufactured by the end of 2016. The clinical grade M-001 batch is intended to be used by BiondVax for its phase III trial, planned for the 2017/18 timeframe, which is a critical step towards commercialization of M-001 in the US, Europe and the rest of the world.

Shimon Hassin, COO of BiondVax commented: “I am happy and proud of this new strategic relationship with Cytovance Biologics Inc., a U.S. leader in contract manufacturing with a significant track record in the production of clinical materials. This is a key development for BiondVax that will play a major role in accelerating the clinical development and large scale manufacture of our universal flu vaccine, M-001. I believe that our vaccine will improve the lives of the millions of individuals who currently suffer and some of which die every year, from Influenza and its complications.”

Darren Head, CEO and President of Cytovance added: “Cytovance’s state-of-the-art facilities and staff are prepared to deliver the highest quality of manufacturing services for BiondVax.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

About Cytovance Biologics Inc.

Cytovance Biologics is a contract development manufacturing company specializing in the cGMP production of therapeutic proteins and antibodies from mammalian cell culture, microbial fermentation, transgenic processes, and small scale "flex suite" programs. In addition, Cytovance offers process development services, cell line development, purification development, stability testing, and regulatory support services -- all from its Oklahoma City state-of-the-art facilities.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the timely manufacture of clinical grade materials for the Phase III Clinical trials, the outcome, cost and timing of our clinical trials, the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results, our ability to achieve market acceptance of our Universal Flu Vaccine, the applicability of clinical study results to actual outcomes, our ability to continue obtaining and maintaining intellectual property protection for our Universal Flu Vaccine, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above and others are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com